Exhibit 1.01

CONFLICT MINERALS REPORT

ARDAGH GROUP S.A.

for the reporting year ending December 31, 2017

Ardagh Group S.A. (together with its consolidated subsidiaries, the “Company,” “Ardagh,” “we,” “our,” or “us”) has prepared this conflict minerals report (“Report”) to comply with Rule13p-1 under the US Securities and Exchange Act of 1934 (the “Rule”).  The Rule imposes reporting obligations on Securities and Exchange Commission (“SEC”) registered companies whose manufactured products contain conflict minerals that are necessary to their functionality or production. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “Conflict Minerals”). These reporting obligations apply without regard to the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

This Report covers the reporting year ended December 31, 2017. We note that as a newly listed company Ardagh is entitled to a transition period that would allow us to make our first Report for the reporting year ending December 31, 2018. However, Ardagh has elected to voluntarily comply with the Rule and to submit this Report for the 2017 reporting year.

1.Company Overview and Scope

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world’s leading food, beverage and consumer brands.

Ardagh does not use Conflict Minerals in the manufacturing process for our glass packaging products. We do apply a coating to our glass packaging products (monobutyltin-trichloride) that contains tin. However, based on public statements of the SEC staff and SEC staff communications with industry association representatives, we have concluded that organic tin compounds sourced from third parties for use in our glass manufacturing process are not within the scope of the Rule.

Our metal packaging products are made from tin-free steel, electrolytic chromium coated steel or tinplate. The tinplate we use and tinplate components we purchase from suppliers are within the scope of the Rule and are included in our due diligence program relating to Conflict Minerals.

Except as described above, we do not use Conflict Minerals in our manufacturing processes nor have we identified any other products that are required to be covered in this Report.

2.Reasonable Country of Origin Inquiry

In accordance with the Rule, we conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the necessary Conflict Minerals in our products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) or were from recycled or scrap sources.

We used the Responsible Minerals Initiative’s (“RMI”) conflict minerals reporting template (“CMRT”) to obtain sourcing information from our direct suppliers of tinplate or tinplate components. Our RCOI included assessing the responses we received from our suppliers and evaluating smelters in accordance with our due diligence framework described below.

Based on our assessment of the responses from our suppliers, we have reason to believe that some of the necessary tinplate used in our products may have originated in a Covered Country and may not have come from recycled or scrap sources.

3.Ardagh’s Approach to Due Diligence

Our due diligence program has been designed to conform in all material respects to the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, and the related Supplement for tin, tantalum and tungsten.  Ardagh has implemented the following steps in accordance with our due diligence program:

3.1Establish Strong Company Management Systems

Policies & Procedures

Ardagh has specifically addressed Conflict Minerals in our Responsible Procurement Policy. The Policy is a working document for Ardagh and is publicly available on our website for our suppliers here: https://www.ardaghgroup.com/userfiles/files/Ardagh-Responsible-Procurement-Policy.pdf.

Our Corporate Social Responsibility Policy, which is included as Appendix 1 to our Code of Conduct, also addresses conflict minerals. Our Code of Conduct is distributed to all Ardagh employees and is publicly available on our website here:  https://www.ardaghgroup.com/userfiles/files/Ardagh_Group_Code_of_Conduct_v2.pdf.  Our Code of Conduct, which, together with its accompanying policies, applies to all Ardagh directors, officers and employees and third parties working on our behalf, sets forth the values and beliefs of Ardagh, and includes our shared core values of Trust, Teamwork and Excellence.

In addition, we have adopted a Conflict Minerals Procedure to ensure a consistent approach for conflict minerals reporting is followed throughout our organization. This is of critical importance given the complexity of reporting and the size and international nature of the supplier base.

The Conflict Minerals Procedure explains the Rule’s scope and applicability to Ardagh, the Rule’s general requirements and our due diligence framework,  as well as answers to key questions related to the Rule.

Responsibility

We have made employees and management aware of the requirements of the Rule and have assigned related responsibilities through our Code of Conduct and Responsible Procurement Policy.

Transparency System

We implemented an external system based on the CMRT to communicate with and collect information from suppliers,  which allows suppliers to upload their CMRTs and respective policies.

Engagement with Suppliers

Ardagh has been working with its suppliers in relation to conflict minerals for a long time.

Our supplier base is relatively stable with long-standing relationships and we have worked with our suppliers to make them aware of the Rule and related reporting requirements and to gather reliable and relevant information from them.

Grievance Mechanism

Ardagh employees are able to raise any concerns either via our usual internal reporting mechanisms or by using Ardagh’s Compliance Hotline. Ardagh’s Compliance Hotline Policy, which is set forth in Appendix 12 to our Code of Conduct, further governs this mechanism.

3.2Identify and Assess Supply Chain Risks

Identification of Potential Risks

As described above, we identified tinplate and tinplate components as those materials within the scope of the Rule for purposes of this Report.

We then identified suppliers that potentially provide tinplate and/or tinplate components and compiled contact information for all relevant suppliers Tinplate suppliers make up the majority of our tinplate spend, with smaller volumes purchased from component suppliers and tinplate traders.

Assessment of Risks

(1)Supplier Survey

We contacted all relevant suppliers for 2017 and requested that they upload their CMRT, including smelter information and additional documents, such as policies, to our external software system.

Responses were tracked and the CMRTs and accompanying information were reviewed. In accordance with our due diligence program, we followed up with suppliers that did not upload their information to the system or did not in our view provide sufficient information.  We received a response to most follow-up inquiries, either with the CMRT, relevant statements or SEC reports via e-mail. A few suppliers informed us that they do not in fact supply us with products containing tin or that they were not in a position to provide us with supporting documentation.

All of the tinplate suppliers and tinplate traders referenced above supplied detailed and sufficient smelter information.  Some tinplate component suppliers referred to above did not sufficiently reply.

As a downstream purchaser of materials and components that may contain Conflict Minerals, we must necessarily rely, in good faith, on our direct suppliers to provide us with information about the source of Conflict Minerals contained in the materials and/or components supplied to us. We do not have direct relationships with Conflict Minerals smelters and refiners and do not perform or direct audits of these entities within our supply chain.

(2)Smelter Information

The information on smelters provided by our responding suppliers was matched against the RMI’s RMAP Conformant Smelters & Refiners List (“RMI List”). Nearly 73% of the smelters included by our suppliers are certified under the RMI scheme and hence considered conflict-free.

For those smelters not listed on the RMI List,  we conducted follow-up research,  which included research of the following databases and websites:

-International Tin Association;

-Chinese Chamber of Commerce for Metals;

-Development International’s SOR Repository;

-Company websites,  if available.

Following such research and follow-up with suppliers, smelters used by two of our responding suppliers could not be verified as conflict-free. Relevant measures to mitigate this risk, as well as improve the response rate to our initial survey request and additional follow-ups, are explained in sections 3.3 and 4 below.

3.3Design and Implement a Strategy to Respond to Identified Risks

Report Findings of Risk Assessment to Senior Management

As described above, we collected information from suppliers from their CMRTs and reviewed such responses to identify risks.  Potential risks identified, such as incomplete CMRTs or nonresponses, were communicated internally to attempt to address the issue.

Devise and Implement Risk Management Plan

We followed up with those suppliers that did not respond or did not do so sufficiently within the designated timeframe and subjected those suppliers to internal review.

We explained the reporting requirements to those suppliers not fully aware of such requirements.

We intend to follow up with suppliers that knowingly source from non-certified sources in the Covered Countries.

3.4Carry Out Independent Third-Party Audit of Supply Chain

As we are not directly engaged with smelters or refiners, we rely on the information sources mentioned above, including the information made available by the RMI List, as part of our due diligence program to determine if the smelters disclosed by our suppliers are certified as conflict free.

3.5Report Annually on Supply Chain Due Diligence Publicly

This annual Report along with our Form SD serve as the reporting method to publicly disclose our due diligence efforts. The Report is publicly available on our website at:

https://www.ardaghgroup.com/2017-Conflict-Minerals-Report

4.Risk Mitigation in the Next Reporting Period

In order to improve our due diligence approach and mitigate any risks arising from Conflict Minerals in the supply chain, we intend to take the following steps over the next year:

-Collaborate with suppliers to attempt to achieve a higher coverage next year, especially with regards to tinplate component suppliers;

-Raise awareness of the issue with less responsive suppliers;

-Inform new suppliers, if any, early on to ensure awareness; and

-Improve the response rate on the system to ensure transparency.